UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FIRST CHOICE HEALTHCARE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

31949 B 10 4

(CUSIP Number)

April 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of [10]

Exhibit Index: Page [9]

SCHEDULE 13G

CUSIP No. 31949 B 104	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CT Capital, Ltd., I.R.S. Identification No. [ ] – [ ]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,423,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,423,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,000(A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(A) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.04%
12	TYPE OF REPORTING PERSON OO

_________________

(A)	The number of shares of common stock beneficially owned excludes 800,000 shares underlying a convertible loan and security agreement. Under the terms of the loan and security agreement, CT Capital, Ltd. may not convert the loan to the extent such conversion would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of First Choice Healthcare Solutions, Inc.’s then outstanding shares of common stock following such exercise.

CUSIP No. 31949 B 104	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Revocable Trust Created by Jeffrey S. Roschman Dated March 10, 1994, as amended
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .07%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 31949 B 104	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Roschman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,623,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,623,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,000(B)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(B) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.79%
12	TYPE OF REPORTING PERSON IN

(B)	The number of shares of common stock beneficially owned includes: (i) 200,000 shares held by Revocable Trust Created by Jeffrey S. Roschman dated March 10, 1994, as amended, and (ii) 2,423,000 outstanding shares held by CT Capital, Ltd. The number of shares of common stock beneficially owned excludes 800,000 shares underlying a convertible loan and security agreement. Under the terms of the loan and security agreement, CT Capital, Ltd. may not convert the loan to the extent such conversion would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of First Choice Healthcare Solutions, Inc.’s then outstanding shares of common stock following such exercise.

CUSIP No. 31949 B 104	13G	Page 5 of 10

ITEM 1.	a)	NAME OF ISSUER: First Choice Healthcare Solutions, Inc. (“Issuer”)

	b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 709 S. Harbor City Boulevard, Suite 250 Melbourne, Florida 32901

ITEM 2.	a)	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of CT Capital, Ltd., a Florida company (“CT Capital”), Revocable Trust Created by Jeffrey S. Roschman dated March 10, 1994, as amended (the “Trust”), and Jeffrey Roschman, an individual (“Roschman”) (collectively, the “Reporting Persons”).

Mr. Roschman is the (i) principal of CT Capital and (ii) trustee and beneficiary of the Trust. Mr. Roschman has the right to direct the vote and disposition of securities owned by CT Capital and the Trust. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule13d-1(k) of the Securities Exchange Act of 1934, as amended. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

	b)	THE PRINCIPAL BUSINESS OFFICE FOR ALL PERSONS AND/OR ENTITIES FILING IS: ADDRESS OF PRINCIPAL BUSINESS OFFICES: 6300 NE 1st Avenue, Suite 201 Fort Lauderdale, Florida 33334

	c)	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Report Person..

	d)	TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share.

	e)	CUSIP Number: 31949 B 104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO § 240.13D-1(B) OR §§240.13D-2(B) OR (C), CHECK WHETHER THE PERSON IS FILING A:

Not applicable

CUSIP No. 31949 B 104	13G	Page 6 of 10

ITEM 4.	OWNERSHIP

	a)	Amount beneficially owned: see row 9 of cover page of each reporting person. To securities reported herein one beneficially owned as follows:

●	2,423,000 shares of Common Stock, representing a total of 9.04% of the total shares of Common Stock outstanding (based on 26,803,994 shares of Common Stock issued and outstanding), are held directly by CT Capital.

●	Pursuant to Rule 13d-3 (“Rule 13d-3”) under the Exchange Act of 1934, as amended (the “Act”), CT Capital may be deemed the beneficial owner of an additional 800,000 shares of Common Stock based on the right to acquire these additional shares through conversion pursuant to that certain Loan and Security Agreement dated as of June 13, 2015, as amended (“Loan and Security Agreement”). However, the Loan and Security Agreement provides that no conversion of the loan shall be effectuated if after giving effect to any such conversion, CT Capital would beneficially own in excess of 9.99% of the number of shares of the Issuer outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the loan by CT Capital.

●	200,000 shares of Common Stock, representing a total of 0.07% of the total shares of Common Stock outstanding, are held by the Trust.

●	2,623,000 shares of Common Stock, representinga total of 9.79% of the total shares of common stock outstanding held by Jeffrey Roschman as follows:

■	May be deemed to beneficially own the shares of Common Stock held by the Trust for the purposes of Rule 13d-3 of the Act, insofar as he may be deemed to have the power to direct the voting or disposition of those shares through his position as trustee and beneficiary of the Trust.

■	May be deemed to beneficially own the securities held by CT Capital for the purposes of Rule 13d-3 of the Act, insofar as he may be deemed to have the power to direct the voting or disposition of those securities through his position as principal of CT Capital.

b)	Percent of Class: see row 11 of cover page for each Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 26,803,944 shares of common stock issued and outstanding as of May 12, 2017 as represented by the Issuer.

c)	Number of shares to which the person has:

	(i)	sole power to vote or to direct the vote: see row 5 of cover page for each reporting person.
	(ii)	shared power to vote or to direct the vote: see row 6 of cover page for each reporting person.
	(iii)	sole power to dispose or to direct the disposition of: see row 7 of cover page for each reporting person.
	(iv)	shared power to dispose or to direct the disposition of : see row 8 of cover page for each reporting person.

CUSIP No. 31949 B 104	13G	Page 7 of 10

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 31949 B 104	13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017	CT Capital, Ltd.

	By:	/s/ Jeffrey Roschman
Jeffrey Roschman
Title:

Revocable Trust Created by Jeffrey S. Roschman dated March 10, 1994, as amended

	By:	/s/ Jeffrey Roschman
Jeffrey Roschman
Trustee

Jeffery Roschman, individually

/s/ Jeffrey Roschman

CUSIP No. 31949 B 104	13G	Page 9 of 10

EXHIBIT INDEX

Page
A.	Joint Filing Agreement dated as of June 7, 2017, by and among CT Capital, Ltd., Revocable Trust Created by Jeffrey S. Roschman dated March 10, 1994, as amended, and Jeffrey Roschman	10

CUSIP No. 31949 B 104	13G	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of First Choice Healthcare Solutions, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on June 7, 2017.

CT CAPITAL, LTD.

By:	/s/ Jeffrey Roschman
Jeffrey Roschman
Its:

Revocable Trust Created by Jeffrey S. Roschman dated March 10, 1994, as amended

By:	/s/ Jeffrey Roschman
Jeffrey Roschman
Its: Trustee

Jeffery Roschman, individually

/s/ Jeffrey Roschman